August 8, 2023

U.S. Securities and Exchange Commission 100 F Street, N.E.

Washington, DC 20549

We have read the statements under Item 4.01 of the Current Report on Form 8-K of New Asia Holdings, Inc. dated July 3, 2023 and filed with the Securities and Exchange Commission on August 4, 2023. We agree with all statements pertaining to us. We have no basis on which to agree or disagree with the other statements contained therein.

MaloneBailey, LLP

www.malonebailey.com

Houston, Texas